SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Redhook Ale Brewery, Incorporated
(Name of Issuer)

Common Stock, par value $.005
(Title of Class of Securities)

757473 10 3
(CUSIP Number)

Thomas Larson Anheuser-Busch Companies, Inc. One Busch Place St. Louis, MO 63118-1852 Telephone: (314) 577-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240. 13d-l(f) or 240. 13d-I(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anheuser-Busch Companies, Inc.; 43-1162835
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,761,713
8. Shared Voting Power – 0 –
9. Sole Dispositive Power 2,761,713 *
10. Shared Dispositive Power – 0 – * Shares are subject to contractual restrictions on transfer. See Item 4
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,761,763
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 33.6%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Busch Investment Corporation; 51-0308458
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,761,713
8. Shared Voting Power – 0 –
9. Sole Dispositive Power 2,761,713 *
10. Shared Dispositive Power – 0 – * Shares are subject to contractual restrictions on transfer. See Item 4
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,761,763
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 33.6%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No.4 amends the Schedule 13D dated August 22, 1995, amended by Amendment No.1 dated May 19, 2004, Amendment No.2 dated July 2, 2004 and Amendment No.3 dated September 13, 2005. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended). All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D (as previously amended), unless otherwise noted.

Item 1.  Security and Issuer.

Item 2.  Identity and Background.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following language to the end thereof:

Widmer is a craft brewer, the headquarters and brewing facilities of which are located in Portland, Oregon. BIC owns an approximate 39.5% equity interest in Widmer and three of the seven members of the board of directors of Widmer have been designated by ABI. The Company and Widmer have integrated portions of their businesses. In 2004, the Company and Widmer formed Craft Brands Alliance LLC to market and sell their products in specified states in the western United States. Additionally, the Company brews and sells Widmer products in the eastern portion of the United States.

The Busch Entities understand that the Company and Widmer may commence preliminary discussions concerning a merger or other combination between the Company and Widmer. ABI anticipates that the Company would be the surviving company in any transaction and the Company shares would continue to be quoted on the NASDAQ Stock Market after consummation of any transaction. The Busch Entities expect to review any proposals made by the parties, may participate in discussions concerning a transaction and will consider the nature and extent of BIC’s participation in any transaction.

There can be no assurance that any transaction between the Company and Widmer will occur or as to the terms of the transaction. The Busch Entities are not aware of any agreement concerning any such transaction, including as to the form of the transaction or the amount to be paid in connection with the transaction. The consummation of any such transaction could be subject to significant contingencies, including the ability of the parties to raise sufficient capital to consummate the transaction, approval of the transaction by the boards of directors of the Company and Widmer, approval of the transaction by the shareholders of the Company and Widmer and satisfaction of applicable regulatory requirements.

Item 5.  Interest in Securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 3, 2007

ANHEUSER-BUSCH COMPANIES, INC.

By:	/s/ W. Randolph Baker
Name:	W. Randolph Baker
Title:	Vice President and Chief Financial Officer

BUSCH INVESTMENT CORPORATION

By:	/s/ Mark A. Rawlins
Name:	Mark A. Rawlins
Title:	Treasurer

Schedule I

(Amendment No. 4)

EXECUTIVE OFFICERS AND DIRECTORS OF

BUSCH INVESTMENT CORPORATION

(As of December 1, 2006)

NAME AND BUSINESS ADDRESS	POSITION WITH THE COMPANY
Officers
William J. Kimmins Jr.*	Chairman of the Board and President
H. Murray Sawyer Jr.**	Vice President
Laura H. Reeves*	Secretary
Mark A. Rawlins*	Treasurer
Directors
William J. Kimmins Jr.*	Director and Chairman
Michael D. Basler*	Director
H. Murray Sawyer Jr.**	Director

*     The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852

**   Mr. Sawyer’s principal occupation is Chairman and Chief Executive Officer of Registered Agents, Ltd. The business address is 1220 North Market Street, Suite 804, Wilmington, Delaware 19801

Schedule II

(Amendment No. 4)

EXECUTIVE OFFICERS AND DIRECTORS OF

ANHEUSER-BUSCH COMPANIES, INC.

(As of December 1, 2006)

NAME AND BUSINESS ADDRESS	POSITION WITH THE COMPANY
August A. Busch IV*	President, Chief Executive Officer and Director
W. Randolph Baker*	Vice President and Chief Financial Officer
Thomas W. Santel*	Vice President - Corporate Development
Stephen J. Burrows*	Chief Executive Officer and President - Anheuser-Busch International, Inc.
Mark T. Bobak*	Group Vice President and Chief Legal Officer
Douglas J. Muhleman*	Group Vice President - Brewing Operations and Technology - Anheuser-Busch, Incorporated
Francine I. Katz*	Vice President - Communications and Consumer Affairs
Keith M. Kasen*	Chairman of the Board and President - Busch Entertainment Corporation
Joseph P. Castellano*	Vice President - Corporate Human Resources
Michael J. Owens*	Vice President - Sales and Marketing - Anheuser-Busch, Incorporated
Anthony T. Ponturo*	Vice President - Global Media and Sports Marketing - Anheuser-Busch, Incorporated
John F. Kelly*	Vice President and Controller
Marlene V. Coulis*	Vice President - Brand Management - Anheuser-Busch, Incorporated
Michael S. Harding*	Chief Executive Officer and President of Anheuser-Busch Packaging Group, Inc.
Robert C. Lachky*	Executive Vice President - Global Industry Development - Anheuser-Busch, Incorporated
David A. Peacock*	Vice President - Business Operations - Anheuser-Busch, Incorporated

*  The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852

Schedule II (Cont’d)

(Amendment No. 4)

NON-EMPLOYEE DIRECTORS

OF ANHEUSER-BUSCH COMPANIES, INC.

(As of December 1, 2006)

NAME AND BUSINESS ADDRESS	POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION
August A. Busch III One Busch Place St. Louis, MO 63118	Director	Former Chairman of the Board and Chief Executive officer of Anheuser-Busch Companies, Inc.
Carlos Fernandez G. Campos Eliseos No. 400 piso 18 Lomas de Chapultepec Mexico, D.F., 110000	Director	Chairman of the Board and CEO of Group Modelo, S.A. de C.V.
James J. Forese 1455 Pennsylvania Avenue, N.W. Suite 350 Washington, DC 20004	Director	Operating Partner and Chief Operating Officer of Thayer Capital Partners
John E. Jacob One Busch Place St. Louis, MO 63118	Director	Former Executive Vice President - Global Communications Officer of Anheuser-Busch Companies, Inc.
James R. Jones 1501 M Street, NW Suite 700 Washington, DC 20005	Director	Co-Chairman and Chief Executive Officer of Manatt Jones Global Strategies, LLC
Charles F. Knight 8000 West Florissant Avenue P.O. Box 4100 St. Louis, MO 63136	Director	Chairman Emeritus of Emerson Electric Company
Vernon R. Loucks, Jr. 1101 Skokie Boulevard Suite 240 Northbrook, IL 60062	Director	Chairman of the Board of The Aethena Group, LLC
Vilma S. Martinez 355 South Grand Avenue 35th Floor Los Angeles, CA 90071	Director	Partner of Munger, Tolles & Olson LLP
William Porter Payne 3455 Peachtree Road, NE Suite 975 Atlanta, GA 30326	Director	Partner of Gleacher Partners LLC

Schedule II (Cont’d)

(Amendment No. 4)

NON-EMPLOYEE DIRECTORS

OF ANHEUSER-BUSCH COMPANIES, INC.

(As of December 1, 2006)

(Continued)

NAME AND BUSINESS ADDRESS	POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION
Joyce M. Roché 120 Wall Street New York, NY 10005	Director	President and Chief Executive Officer of Girls Incorporated
Henry Hugh Shelton c/o Anheuser-Busch Companies, Inc. One Busch Place St. Louis, Missouri 63118-1852	Director	Former Chairman of the Joint Chiefs of Staff
Patrick T. Stokes c/o Anheuser-Busch Companies, Inc. One Busch Place St. Louis, MO 63118-1842	Chairman of the Board	Former Chief Executive Officer of Anheuser-Busch Companies, Inc.
Andrew C. Taylor 600 Corporate Park Drive St. Louis, MO 63105	Director	Chairman and Chief Executive Officer of Enterprise Rent-A-Car Company
Douglas W. Warner III 345 Park Avenue 11th Floor New York, NY 10154	Director	Former Chairman of the Board of J.P. Morgan Chase & Company
Edward E. Whitacre, Jr. 175 E. Houston, Suite 1300 San Antonio, TX 78205	Director	Chairman and Chief Executive Officer of AT & T, Inc.